                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   097189-10-4
                  ---------------------------------------------
                                 (CUSIP Number)

                               Jeffrey E. Schwarz
                       Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 486-8100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 26, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 097189-10-4                                         Page 2 of 20 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Metropolitan Capital Advisors, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    0 shares
                              --------------------------------------------------
  NUMBER OF                   8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                        613,965 shares
  OWNED BY                    --------------------------------------------------
    EACH                      9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                           0 shares
    WITH:                     --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    613,965 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    613,965 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.  097189-10-4                                       Page 3 of 20 Pages

                                  SCHEDULE 13D


CUSIP NO. 097189-10-4                                         PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Metropolitan Capital III, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    0 shares
  NUMBER OF                   --------------------------------------------------
   SHARES                     8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                          353,495 shares
    EACH                      --------------------------------------------------
  REPORTING                   9     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                           0 shares
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    353,495 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    353,495 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 097189-10-4                                         Page 4 of 20 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jeffrey E. Schwarz
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    None
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

  NUMBER OF                         0 shares
   SHARES                     --------------------------------------------------
BENEFICIALLY                  8     SHARED VOTING POWER
  OWNED BY
    EACH                            1,144,208 shares
  REPORTING                   --------------------------------------------------
   PERSON                     9     SOLE DISPOSITIVE POWER
    WITH:
                                    0 shares
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    1,144,208 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,144,208 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    35.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 097189-10-4                                         Page 5 OF 20 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Karen Finerman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    None
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

  NUMBER OF                         0 shares
   SHARES                     --------------------------------------------------
BENEFICIALLY                  8     SHARED VOTING POWER
  OWNED BY
    EACH                            1,144,208 shares
  REPORTING                   --------------------------------------------------
   PERSON                     9     SOLE DISPOSITIVE POWER
    WITH:
                                    0 shares
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    1,144,208 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,144,208 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    35.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 097189-10-4                                         Page 6 of 20 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bedford Falls Investors, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

  NUMBER OF                         0 shares
   SHARES                     --------------------------------------------------
BENEFICIALLY                  8     SHARED VOTING POWER
  OWNED BY
    EACH                            613,965 shares
  REPORTING                   --------------------------------------------------
   PERSON                     9     SOLE DISPOSITIVE POWER
    WITH:
                                    0 shares
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    613,965 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    613,965 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 097189-10-4                                         Page 7 of 20 Pages


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Metropolitan Capital Advisors International Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Commonwealth of the Bahamas
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

  NUMBER OF                         0 shares
   SHARES                     --------------------------------------------------
BENEFICIALLY                  8     SHARED VOTING POWER
  OWNED BY
    EACH                            353,495 shares
  REPORTING                   --------------------------------------------------
   PERSON                     9     SOLE DISPOSITIVE POWER
    WITH
                                    0 shares
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    353,495 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    353,495 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 097189-10-4                                         Page 8 of 20 Pages




--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BGN Investors, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

  NUMBER OF                         0 shares
   SHARES                     --------------------------------------------------
BENEFICIALLY                  8     SHARED VOTING POWER
  OWNED BY
    EACH                            139,538 shares
  REPORTING                   --------------------------------------------------
   PERSON                     9     SOLE DISPOSITIVE POWER
    WITH
                                    0 shares
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    139,538 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    139,538 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 097189-10-4                                         Page 9 of 20 Pages


ITEM 1.  SECURITY AND ISSUER

         Securities Acquired: Series A Convertible Preferred Stock, $0.001 par value per share ("Preferred Stock")

         Issuer:  Bogen Communications International, Inc.

         Principal Executive Offices:       50 Spring Street
                                            Ramsey, New Jersey 07446


ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

         (i) Metropolitan Capital Advisors, Inc., a New York corporation ("Metropolitan Capital"), which is the sole General Partner of Metropolitan Capital Advisors, L.P., a Delaware limited partnership. Metropolitan Capital Advisors, L.P. is the sole General Partner of Bedford Falls Investors, L.P., a Delaware limited partnership ("Bedford Falls").

         (ii) KJ Advisors, Inc., a New York corporation, which is the sole General Partner of Metropolitan Capital Partners II, L.P., a New York limited partnership.

         (iii) Metropolitan Capital III, Inc., a Delaware corporation, which is the sole General Partner of Metropolitan Capital Partners III, L.P., a Delaware limited partnership which, in turn, is the investment advisor to Metropolitan Capital Advisors International Limited, a Bahamian corporation ("Metropolitan International").

         (iv) BGN Investors, LLC ("BGN") is a Delaware limited liability company.

         (v) Jeffrey E. Schwarz, an individual who is a Director and the Chief Executive Officer, Treasurer and Secretary of Metropolitan Capital, KJ Advisors, Inc. and Metropolitan Capital III, Inc., and a Managing Member of BGN.

         (vi) Karen Finerman, an individual who is a Director and the President of Metropolitan Capital, KJ Advisors, Inc. and Metropolitan Capital III, Inc. and a Managing Member of BGN.

         (b), (c) and (f) Each of the Reporting Persons has a business address at 660 Madison Avenue, New York, New York 10021.

         Metropolitan Capital is a privately owned New York corporation, the principal business of which is to act as General Partner of Metropolitan Capital Advisors, L.P. Metropolitan Capital Advisors, L.P. is the sole General Partner of Bedford Falls, which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

CUSIP No. 097189-10-4                                        Page 10 of 20 Pages



         KJ Advisors, Inc. is a privately owned New York corporation, the principal business of which is to act as General Partner of Metropolitan Capital Partners II, L.P. Metropolitan Capital Partners II, L.P. is a privately owned partnership which provides administrative services to Bedford Falls, and which also renders investment management and advisory services to institutional and other private investors regarding investment and trading in securities and other financial instruments. All of the securities of the Issuer reported herein as beneficially owned by KJ Advisors, Inc. are held in one or more managed brokerage accounts over which KJ Advisors, Inc., as General Partner of Metropolitan Capital Partners II, L.P. has discretionary trading authority (the "Managed Accounts").

         Metropolitan Capital III, Inc. is a privately owned Delaware corporation, the principal business of which is to act as General Partner of Metropolitan Capital Partners III, L.P. Metropolitan Capital Partners III, L.P. is a privately owned partnership which renders investment management and advisory services to Metropolitan International, which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         BGN is a limited liability company, which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         Jeffrey E. Schwarz and Karen Finerman are each United States citizens residing in the State of New York whose principal occupations are as executive officers and Directors of Metropolitan Capital, KJ Advisors, Inc., and Metropolitan Capital III, Inc. Jeffrey E. Schwarz and Karen Finerman are also the Managing Members of BGN.

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         The source of the funds used by Metropolitan Capital to purchase Preferred Stock on behalf of Bedford Falls, was working capital. The approximate aggregate amount of funds used to purchase such securities for Bedford Falls was $3,300,000. All such securities were acquired directly from the Issuer in a privately negotiated transaction.

         The source of funds used to purchase Preferred Stock on behalf of Metropolitan International was working capital. The approximate aggregate amount of funds used to purchase such securities was $1,900,000. All such securities were acquired directly from the Issuer in a privately negotiated transaction.

         The source of funds used to purchase Preferred Stock on behalf of BGN was working capital in the approximate aggregate amount of $750,000. Working capital was provided by contributions of members. All such securities were acquired directly from the Issuer in a privately negotiated transaction.

         The sources of funds used to purchase Common Stock on behalf of the Managed Accounts was equity capital in the Managed Accounts. The aggregate amount of funds used to purchase such securities for the Managed Accounts was $200,000.

CUSIP No. 097189-10-4                                        Page 11 of 20 Pages


ITEM 4.  PURPOSE OF THE TRANSACTION

         The purpose of the transaction for each of the Reporting Persons is for investment. Each Reporting Person may from time to time make additional purchases of the Issuer's Common Stock, $.001 par value per share ("Common Stock"), or other securities of the Company, and may dispose of any or all of such securities or of the Issuer's Common Stock held by it into which the Preferred Stock may be converted. Each of the Reporting Persons, along with certain other persons, purchased the Preferred Stock pursuant to a Convertible Preferred Stock Purchase Agreement described in Item 6 hereto.

         Other than as described in Item 6 hereto, none of the Reporting Persons has made any proposals to the Company which relates to, or could result in, any of the matters referenced in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D, but such matters may be discussed or considered by the Company's Board of Director's from time to time, including Jeffrey Schwarz, a director of the Company and a Reporting Person. The Reporting Persons may, at any time and from time to time, review or reconsider their positions with respect to the Issuer, and may change their intentions as stated above. The Reporting Persons may separately or together communicate with management and other shareholders of the Company with respect to their investment in or interest in the Company.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) (b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Preferred Stock of the Issuer as of the date hereof is as follows:

            (i) Metropolitan Capital has purchased no shares of Preferred Stock of the Issuer for its own account. However, Metropolitan Capital may be deemed to have indirect beneficial ownership of the 33,000 shares of Preferred Stock purchased for the account of Bedford Falls. Such Preferred Stock presently is convertible into 613,965 shares which would represent 22.6% of Common Stock of the Issuer, and thus Metropolitan Capital may be deemed to have shared voting and dispositive power with Bedford Falls over such shares of Common Stock.

            (ii) Metropolitan Capital III, Inc. has purchased no shares of Preferred Stock of the Issuer solely for its own account. However, by reason of its position as General Partner of Metropolitan Capital Partners III, L.P., which has discretionary voting and dispositive power over the assets of Metropolitan International, Metropolitan Capital III, Inc. may be deemed to have shared voting and dispositive power over the 19,000 shares of Preferred Stock owned by Metropolitan International which presently are convertible into 353,495 shares which would represent 14.4% of the Common Stock of the Issuer.

            (iii) Jeffrey Schwarz may be deemed the beneficial owner of 61,500 shares of Preferred Stock (which presently are convertible into 1,144,208 shares which would represent 35.2% of the Common Stock of the Issuer) as a result of his being a director, executive officer and controlling stockholder of Metropolitan Capital and Metropolitan Capital III, Inc., a director, executive officer, and controlling stockholder of KJ Advisors, and a Managing Member of BGN. Jeffrey Schwarz does not beneficially own any shares of Preferred Stock or Common Stock of the Issuer other than through such positions.

CUSIP No. 097189-10-4                                        Page 12 of 20 Pages


            (iv) Karen Finerman may be deemed the beneficial owner of 61,500 shares of Preferred Stock which presently are convertible into 1,144,208 shares which would represent 35.2% of the Common Stock of the Issuer) as a result of her being a director and executive officer of Metropolitan Capital, a director, executive officer and stockholder of Metropolitan Capital III, Inc., a director, executive officer, and controlling stockholder of KJ Advisors, and a Managing Member of BGN. Karen Finerman does not beneficially own any shares of Preferred Stock or Common Stock of the Issuer other than through such positions.

      The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 2,103,126 shares of Common Stock reported outstanding by the Issuer prior to the conversion of any Preferred Stock and reflects the Issuer's repurchase of 3,701,919 shares of Common Stock from Geotek Communications Inc. on November 26, 1997 and the sale of 46,295 shares of Common Stock on such date.

      (c) Transactions in the class of Securities reported on herein effected within the last sixty (60) days by Metropolitan Capital on behalf of Bedford Falls are as follows. All such transactions comprise privately negotiated purchases of Preferred Stock directly from the Issuer unless otherwise indicated.

    DATE            NO. OF SHARES        PRICE PER SHARE             TOTAL
    ----            -------------        ---------------             -----

  11/26/97             33,000*              $5.375                $3,300,000

*The foregoing 33,000 shares of Preferred Stock presently are convertible into 613,965 shares of the Issuer's Common Stock, $.001 par value per share.

      Transactions in the class of Securities reported on herein effected within the last sixty (60) days by Metropolitan Capital III, Inc., for and on behalf of Metropolitan International are as follows. All such transactions comprise privately negotiated purchases of Preferred Stock directly from the Issuer unless otherwise indicated.

    DATE            NO. OF SHARES        PRICE PER SHARE             TOTAL
    ----            -------------        ---------------             -----

  11/26/97            19,000*               $5.375                $1,900,000

*The foregoing 19,000 shares of Preferred Stock presently are convertible into 353,495 shares of the Issuer's Common Stock, $.001 par value per share.

      Transactions in the class of Securities reported on herein effected within the last sixty (60) days by Jeffrey E. Schwarz and Karen Finerman, for and on behalf of BGN are as follows. All such transactions comprise privately negotiated purchases of Preferred Stock directly from the Issuer unless otherwise indicated.

    DATE            NO. OF SHARES        PRICE PER SHARE             TOTAL
    ----            -------------        ---------------             -----

  11/26/97             7,500*               $5.375                  $750,000

*The foregoing 7,500 shares of Preferred Stock presently are convertible into 139,538 shares of the Issuer's Common Stock, $.001 par value per share.

CUSIP No. 097189-10-4                                        Page 13 of 20 Pages


      Transactions in the class of securities reported on herein effected within the last sixty (60) days for and on behalf of the Managed Accounts are as follows.

    DATE            NO. OF SHARES             PRICE PER SHARE         TOTAL
    ----            -------------             ---------------         -----

  11/26/97              2,000*                    $5.375             $200,000

*The foregoing 2,000 shares of Preferred Stock presently are convertible into 37,210 shares of the Issuer's Common Stock, $.001 par value per share.

         (d) Not Applicable.

         (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Each of the Reporting Persons together with unrelated other investors (collectively, the "Investors") purchased the Preferred Stock pursuant to a Convertible Preferred Stock Purchase Agreement dated November 26, 1997 (the "Agreement"). Pursuant to the terms of the Agreement, the Issuer agreed to issue to the Investors (including each of the Reporting Persons) an aggregate 200,000 shares of its Preferred Stock for an aggregate purchase price of $20,000,000. Such Preferred Stock presently is convertible into an aggregate 3,721,000 shares which would represent an aggregate of 63.9% of the Issuer's Common Stock after conversion. The Agreement also provided for the resignation of certain of the Issuer's former members of its Board of Directors and for the election of Jeffrey Schwarz (a Reporting Person), Daniel Schwartz, Jon Guss and Michael Fleischer to the Issuer's Board of Directors and to certain committees of the Board of Directors. Other than their common actions and agreements with the Company, as set forth in the Agreement, entered into by each of the Investors, the Reporting Persons have no other agreements or understandings with respect to the purchase or sale of Preferred Stock or Common Stock, and the Reporting Persons disclaim the existence of a group for any purpose.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Agreement of Joint Filing.

CUSIP No. 097189-10-4                                        Page 14 of 20 Pages



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                Metropolitan Capital Advisors, Inc.


                                By:  /s/ Jeffrey E. Schwarz
                                     -------------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer





Dated as of: December 5, 1997

CUSIP No. 097189-10-4                                        Page 15 of 20 Pages



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                        BGN Investors, LLC



                                        By: /s/ Jeffrey E. Schwarz
                                            -----------------------------------
                                            Jeffrey E. Schwarz, Managing Member




Dated as of: December 5, 1997

CUSIP No. 097189-10-4                                        Page 16 of 20 Pages



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                 Metropolitan Capital III, Inc.


                                 By: /s/ Jeffrey E. Schwarz
                                     -------------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer







Dated as of: December 5, 1997

CUSIP No. 097189-10-4                                        Page 17 of 20 Pages



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            By: /s/ Jeffrey E. Schwarz
                                                --------------------------
                                                  Jeffrey E. Schwarz




Dated as of: December 5, 1997

CUSIP No. 097189-10-4                                        Page 18 of 20 Pages



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.




                                               By: /s/ Karen Finerman
                                                   ----------------------------
                                                       Karen Finerman



Dated as of: December 5, 1997

CUSIP No. 097189-10-4                                        Page 19 of 20 Pages



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                        Bedford Falls Investors, L.P.


                                        By: Metropolitan Capital Advisors, L.P.,
                                            its General Partner


                                        By: Metropolitan Advisors, Inc.,
                                            its General Partner


                                        By: /s/ Karen Finerman
                                            ----------------------
                                            Karen Finerman



Dated as of: December 5, 1997

CUSIP No. 097189-10-4                                        Page 20 of 20 Pages



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                             Metropolitan Capital Advisors International Limited


                             By: Metropolitan Capital Partners III, L.P.,
                                 its Investment Advisor


                             By: Metropolitan Capital III, Inc.,
                                 its General Partner


                             By: /s/ Karen Finerman
                                 ----------------------
                                 Karen Finerman




Dated as of: December 5, 1997

                                    EXHIBIT A
                            AGREEMENT OF JOINT FILING
                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                   PREFERRED STOCK, $0.001 PAR VALUE PER SHARE


      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the join filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

      This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

      WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 5th day of December, 1997.


METROPOLITAN CAPITAL ADVISORS, INC.          METROPOLITAN CAPITAL III, INC.


By: /s/ Karen Finerman                       By: /s/ Karen Finerman
    ---------------------------                  -----------------------------
     Karen Finerman, President                    Karen Finerman, President


 /s/ Jeffrey E. Schwarz                            /s/ Karen Finerman
-------------------------------                  -----------------------------
Jeffrey E. Schwarz, Individually                 Karen Finerman, Individually


BEDFORD FALLS INVESTORS, L.P.                METROPOLITAN CAPITAL ADVISORS
                                             INTERNATIONAL LIMITED

By: Metropolitan Capital Advisors,           By: Metropolitan Capital
    L.P.,                                        Partners III, L.P.,
       its General Partner                          its Investment Advisor

By: Metropolitan Advisors, Inc.,             By: Metropolitan Capital III, Inc.,
       its General Partner                          its General Partner


By: /s/ Karen Finerman                       By: /s/ Karen Finerman
    --------------------------                   -------------------------------
     Karen Finerman, President                    Karen Finerman, President



                                             BGN INVESTORS, LLC

                                             By: /s/ Jeffrey E. Schwarz
                                                 -------------------------------
                                                 Jeffrey E. Schwarz, Managing
                                                 Member